UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2021
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

COMMUNICATION ON RELATED-PARTY TRANSACTIONS

Banco Bradesco S.A. (“Bradesco” or “Company”) informs its shareholders and the market in general, in accordance with Article 30 and Exhibit 30- XXXIII of Securities and Exchange Commission (“CVM”) Instruction No. 480/09 and Related-Party Transactions Policy of the Company (“Internal Policy”) that celebrated Contract for Provision of Intermediation, Capture, Indication and Maintenance Services of Commercial Establishments on December 29, 2021 (“Contract” or “Transaction”) with its affiliated, Cielo S.A. (“Cielo”).

The information referring to the Transaction, provided in the aforementioned CVM Instruction, are listed in the chart below:

Transaction
Related-Party´s Name	Cielo
Relation between the Related-Party and the Company	Bradesco composes, through of controlled companies, Cielo's control group.
Transaction´s Subject	The Contract establishes the aplicable conditions to the services to be provided by Bradesco to Cielo of intermediation, capture, indication and maintenance of commercial establishments (“Establishments”) to Cielo System (“Services”).
Main Terms and Conditions

The Services provided by Bradesco to Cielo include, among others: (i) presentation to Cielo of the legal representatives and those responsible for the decision making next to the Establishment, provided that it is authorized by it; (ii) eventual participation in inicial meeting and subsequent meetings with the Establishment; (iii) description of the profile and main business of the Establishment; (iv) identification and forwarding to Cielo of the main necessities and expectations appointed by the Establishment, for maintenance of the Establishments accredited in Cielo system; (v) identification and transfer of the most recurring complaints and points of improvement in the commercial relationship for Cielo to evaluate them; and (vi) collection of documents and information, as well as preparation of reports. All information related to the Contract will comply with the applicable data protection legislation.

In consideration for the services provision, Bradesco will be entitled to compensation for the payment transaction volume held in Establishments with bank address at Bradesco and accredited in Cielo system.

Signature Date: 12.29.2021. Duration: 12 (twelve) months, counting as of 01.01.2022.

If, when, how and to what extend the counterparty in the transaction, its partners or managers participated in the process	The Contract conclusion obtained the internals approvals and followed all the established norms in the Internal Policy.
Detailed justification of the reasons why the issuer's Management considers that the Transaction observed commutative conditions or provides for adequate compensatory payment	The Company´s Management understands that the Transaction observed commutative conditions and provides for adequate compensatory payment, since was carried out in the best interest of the Company, observing Market Conditions (according to the Company's Internal Policy), good governance practices, conduct, ethics and transparency and no Conflicts of Interest (according to the Company's Internal Policy).

The documents referring to the Transaction are filed at the Company´s headquarters.

Cidade de Deus, Osasco, SP, December 29, 2021.

Banco Bradesco S.A.

Leandro de Miranda Araujo

Deputy Executive Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 29, 2021

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.